EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Three Months Ended	For the year ended December 31,
Ratio of Earnings to Fixed Charges	March 31, 2007	March 31, 2006	2006	2005	2004	2003	2002

Fixed charges:
Interest expense on indebtedness	$ 8,495	$ 2,216	$ 19,149	$ 7,057	$ 4,017	$ 2,548	$ 1,228

Preference security dividend requirements of
consolidated subsidiaries	569	517	2,241	1,452	-	-	-

Amortization of capitalized costs related
to indebtedness	196	7	121	228	287	195	16

Total fixed charges	9,260	2,740	21,511	8,737	4,304	2,743	1,244

Earnings:
Net income from continuing operations	1,633	2,288	2,432	15,035	9,373	11,425	9,660
Add: Total fixed charges	9,260	2,740	21,511	8,737	4,304	2,743	1,244
Add: Distributed income from equity investees	-	1,037	4,037	2,400	2,400	2,400	2,400
Less: Income from equity investees	-	(679)	(3,000)	(2,837)	(2,400)	(2,400)	(2,400)
Less: Preference security dividend requirements
of consolidated subsidiaries	(569)	(517)	(2,241)	(1,452)	-	-	-

Total earnings	$ 10,324	$ 4,869	$ 22,739	$ 21,883	$ 13,677	$ 14,168	$ 10,904

Ratio of Earnings to Fixed Charges	1.1	1.8	1.1	2.5	3.2	5.2	8.8